Daybreak Oil and Gas, Inc.
601 West Main Ave Suite 1012	Spokane, WA 99201
Office: (509) 232-7674	Fax: (509) 455-8483

September 26, 2008

Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: Karl Hiller
Branch Chief

Re:	Daybreak Oil and Gas, Inc.
Form 10-KSB/A for Fiscal Year Ended February 29, 2008
Filed July 14, 2008
Form 10-Q for Fiscal Quarter Ended May 31, 2008
Filed July 14, 2008
File No. 000-50107

Dear Mr. Hiller:

We have reviewed the Staff’s comments concerning the Form 10-KSB/A for Fiscal Year Ended February 29, 2008 and Form 10-Q for Fiscal Quarter Ended May 31, 2008, filings by Daybreak Oil and Gas, Inc. (“Daybreak”).  Each comment is included below and is numbered to correspond to the numbered paragraph in the Comment Letter.  The Company’s responses immediately follow each comment.

Form 10-KSB for the Fiscal Year Ended February 29, 2008

Description of Properties, page 25

1.
We note your disclosure stating that information about your total proved reserves was “determined by a certified independent engineering firm.”  As this appears to be an expert we ask that you identify the expert in your disclosure.  Otherwise, if you disagree, tell us the extent and nature of the association between the engineering firm and the required information disclosed.

Mr. Hiller
United States Securities and Exchange Commission
September 26, 2008

Response:

The certified independent engineering firm that Daybreak used for the evaluation of its reserves was Huddleston & Co., Inc. of Houston, Texas. We intend to amend our Annual Report on Form 10-KSB, as amended, for the fiscal year ended February 29, 2008, to include the name of the certified independent engineering firm that Daybreak used to evaluate its reserves, and we will also file their consent as an exhibit thereto.

Financial Statements

Statements of Cash Flows, page 71

2.
We note that you present the line item, “Decrease in oil and gas properties” as a cash outflow from investing activities.  We would ordinarily expect cash outflows from investing activities to include (a) disbursements for loans and payment to acquire debt instruments (b) payments to acquire equity instruments and (c) payments to acquire property, plant and equipment and other productive assets. In addition, transactions that involve cash and decrease these types of capitalized costs typically represent asset dispositions which result in cash inflows rather than outflows on the statement of cash flows.

Tell us the origin of this line item, and explain how your classification of this line item as a cash outflow from investing activities is consistent with the guidance in paragraphs 15 through 17 of SFAS 95.

Response:

The line item, “Decrease in oil and gas properties” contained a typographical error. The line item should have been presented as, “Purchases of oil and gas properties”. We intend to amend our Annual Report on Form 10-KSB, as amended, for the fiscal year ended February 29, 2008, to reflect the line item “Purchases of oil and gas properties” in the Statement of Cash Flows.

Mr. Hiller
United States Securities and Exchange Commission
September 26, 2008

Note 2 – Summary of Significant Accounting Policies, page 73

Concentration of Credit Risk, page 76

3.
Your disclosure explaining the extent of your reliance on major customers does not appear to comply with the guidance in paragraph 39 of SFAS 131, which requires you to disclose the total amount of revenues from each major customer.

Response:

We intend to amend our Annual Report on Form 10-KSB, as amended, for the fiscal year ended February 29, 2008, to include the additional disclosure to comply with paragraph 39 of SFAS 131.

We will be including in the amended filing a table with the appropriate information similar to the example shown below.

Project	Location	Product	Revenue	Percentage

Tuscaloosa	Louisiana	Gas	$291,876	41%
		Oil	138,893	20%
Saxet	Texas	Gas	155,222	22%
Gilbertown	Alabama	Oil	80,369	11%

Note 7 – Discontinued Operations and Assets Held for Sale, page 82

4.
We note you sold your Tuscaloosa project interests for cash and have reported this disposal as discontinued operations in your financial statements.  Further, we note you have not disclosed a gain or loss on the disposition of these assets on the face of your income statement or in the notes to the financial statements.

Please explain why you have not reported a gain or loss from the sale of these assets as required by paragraph 43 of SFAS 144.  Within your response, provide the detailed computation you prepared that indicates no gain or loss should be recognized for the year ended February 29, 2008 and for the interim period ended May 31, 2008 if that is your view.

Mr. Hiller
United States Securities and Exchange Commission
September 26, 2008

Response:

The certainty of the final closing date remained in doubt throughout the sale period because the purchaser was having fundraising issues and it was not possible to say with any certainty when or if the final closing would occur.

Daybreak did not include any disclosure of loss or gain on the sale because the sale was not finalized until the third and final tranche occurred. This final closing occurred in the second quarter of our current fiscal year. The first and second tranches of the sale represented incremental sale portions of the entire project. The gain or loss on the sale will be presented as part of the  disclosure for the second quarter of the current fiscal year.

Another important reason for not recognizing the gain or loss on the sale until the sale if finalized; is that the majority of the sold assets are for unproved oil and gas properties. Due to the uncertainty of finding proved reserves and becoming producing and the speculative nature of the unproved properties, Daybreak does not believe a gain should be recognized until the financial close has occurred.

5.
We note the sale of your Tuscaloosa project interests was completed in three tranches with the first closing prior to your fiscal year end and the second and third closing in subsequent interim periods.  Clarify what you mean when you state that the “effective dates for each closing was January 1. 2008.” Tell us how this term of the agreement impacted your presentation and accounting for this disposition as discontinued operations in your financial statements.

Response:

While the date of each tranche represented an incremental portion of the sale of assets, the revenue and expense recognition burden for each portion of the sale was shifted to the buyer effective January 1, 2008, which is why we refer to January 1, 2008 as the effective date of the sale. The January 18, 2008, tranche represented 25% of the assets sold; the April 30, 2008 tranche represented 6.25% of the assets sold; and the final tranche on June 12, 2008 represented the remaining 68.75% of the asset sale. All revenue generated and expenses incurred after January 1, 2008 were to be assumed by the purchaser. The certainty of the final closing date remained in doubt throughout the sale period because the purchaser was having fundraising issues and it was not possible to say with any certainty when or if the final closing would occur.

Mr. Hiller
United States Securities and Exchange Commission
September 26, 2008

The financial statements for the fiscal year ended February 29, 2008 reflected the sale of 25% of our assets in the project. The financial statements of the first interim quarter ended May 31, 2008 reflected the sale of an additional 6.25% of our assets being sold. The financial statements for the second interim quarter ended August 31, 2008 will reflect the sale of the remaining 68.75% of the assets including any gain on the sale.

Note 10 – Stockholders’ Equity, page 88

6.
We note in February 2008 you issued “goodwill” warrants to the participants of the July 2006 private placement and the Spring 2006 private placement.  Please explain how you accounted for the issuance of these warrants in your financial statements. Within your response, please refer to the authoritative accounting literature you relied upon to support your treatment of these transactions.

Response:

The authoritative accounting literature that we relied upon  for recognizing the goodwill warrants was SEC Staff Accounting Bulletin Topic 5: Miscellaneous Accounting – Expenses of Offering. This SEC Staff Accounting Bulletin states that “Specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering.”

The “goodwill” warrants that Daybreak issued to participants of the Spring 2006 and July 2006 private placement offerings are considered to be incremental costs of the respective private placements.  The warrants were issued as a “goodwill” gesture to the participants since Daybreak had been unsuccessful in getting the SB-2 registration statement for the Spring 2006 private placement declared effective. The fair value of the warrants is both an increase to additional paid in capital and also a decrease to additional paid in capital with a net impact of zero.

Mr. Hiller
United States Securities and Exchange Commission
September 26, 2008

Supplementary Information for Oil and Gas Producing Activities, page 96

7.
Please tell us how the Tuscaloosa project interests have been reflected in your disclosures required by SFAS 69. In addition, tell us why you did not consider disclosing how the reserves associated with your discontinued operations have been presented in these supplemental disclosures.

Response:

SFAS 69 disclosure deals with proven reserves and the sale of the Tuscaloosa property consisted of both proved and unproved reserves. The proved reserves portion of the Tuscaloosa property sale is represented by the line item, “Sales of minerals in place” in the Proved Reserves Table in the Standardized Measure of Oil and Gas (SMOG) disclosure. Due to the immateriality of the proved portion of the sale and the discussion of discontinued operations in Note 7 to the financial statements, we refrained from further discussion in the SFAS 69 disclosures regarding discontinued operations.

8.
We note from your disclosure on page 97 that approximately 31,372 mcfe was presented as sale of minerals in place.  If this sale relates to the first closing of the sale of Tuscaloosa project, it would appear that the sale price was approx. $63 per mcfe vs. average gas price of $6.60 during that period.  Tell us the basis of determining this sales price and whether the amount of reserves sold as presented on page 97 relates to the first closing of the Tuscaloosa project.

Response:

The first closing on the Tuscaloosa project sale was for $2 million dollars and represented a sale of 25% of the Tuscaloosa assets. The purchase consisted of both proved and unproved reserves. The majority of the sales price was allocated to unproved reserves so it is not possible to calculate the per mcfe vs. the average gas price based on the information on page 97 of the Standardized Measure of Oil and Gas (SMOG) disclosure.

Mr. Hiller
United States Securities and Exchange Commission
September 26, 2008

9.
We note you report significant reserve changes in your year to year reserve reconciliation table without including any discussion about the reasons for those changes. Please note you are required to provide appropriate explanations for the significant reserve changes reported in your table of reserve changes to comply with paragraph 11 of SFAS 69.

Response:

We intend to amend our Annual Report on Form 10-KSB, as amended, for the fiscal year ended February 29, 2008, to include the additional disclosure about the significant reserve changes to comply with paragraph 11 of SFAS 69. In this case the changes were caused because of a decrease in well performance of the Tuscaloosa wells. This decrease was caused by the wells being off-line for a major portion of the fiscal year due to downstream gas distributor issues. The reserves were accordingly adjusted downward in the Standardized Measure of Oil and Gas (SMOG) disclosure.

Control and Procedures, page 100

10.
We note your statement that management concluded that your financial and disclosure controls “needed improvement and were not adequately effective as of February 28, 2008, to ensure timely reporting with the Securities and Exchange Commission.”  Item 307 of Regulation S-B requires your officers to conclude on the effectiveness of the disclosure controls and procedures as of the end of your fiscal year.  Please resolve this inconsistency.

Response:

The use of the February 28, 2008 date as the evaluation date for the end of the fiscal year for Daybreak was a typographical error due to 2008 being a leap year with an extra day added to the month of February. Management’s evaluation of financial and disclosure controls did occur on the last day of the fiscal year February 29, 2008. We intend to amend our Annual Report on Form 10-KSB, as amended, for the fiscal year ended February 29, 2008, to make this correction.

Mr. Hiller
United States Securities and Exchange Commission
September 26, 2008

In addition, please ensure that the disclosure you provide in response to Item 307 of Regulation S-B indicates whether such controls and procedures are effective or not effective, rather than stating that your controls were “not adequately effective.”

Response:

We intend to amend our Annual Report on Form 10-KSB, as amended, for the fiscal year ended February 29, 2008, to state that our controls and procedures were “not effective”. In future filings, Daybreak will ensure the use of the proper assessment vernacular, and will clearly state whether the controls and procedures are effective or not effective.

11.
It does not appear that your management has performed its assessment of internal control over financial reporting as of February 29, 2008.  Since you filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

●
the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financaial Reporting Release 76).  You can find this release at:  http://www.sec.gov/rules/final/2007/33-8809.pdf;

●
the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77).  You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

Mr. Hiller
United States Securities and Exchange Commission
September 26, 2008

●	the “Sarbanes-Oxley Section 404 – A Guide for Small Business” brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management’s failure to provide its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Please note that the failure to complete management’s assessment adversely affects the company’s and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports.

For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at

http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

Response:

Our management performed its assessment of internal control over financial reporting as of February 29, 2008, but we inadvertently failed to file this report with our Annual Report on Form 10-KSB, as amended, for the fiscal year ended February 29, 2008. We intend to amend our Annual Report on Form 10-KSB, as amended, for the fiscal year ended February 29, 2008, to include management’s assessment of internal controls over financial reporting.

Exhibits

12.
We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B.  Please revise these certifications, to include the introductory language of paragraph 4 and language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

Response:

We intend to amend our Annual Report on Form 10-KSB, as amended, for the fiscal year ended February 29, 2008, to include the corrected Principal Executive Officer and Principal Financial Officer certifications, as requested.

Mr. Hiller
United States Securities and Exchange Commission
September 26, 2008

Daybreak will comply with these comments in all future filings with the Commission and acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing is responsive to your comments.  If you should have any questions or further comments, please call me at (713) 829-6062.

Sincerely,

/s/ JAMES F. WESTMORELAND
James F. Westmoreland
Chief Financial Officer